SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Amendment No. 2

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BlackRock California Municipal Income Trust

(Name of Registrant as Specified In Its Charter)

Saba Capital Management, L.P.

Saba Capital Master Fund, Ltd.

Boaz R. Weinstein

Ravi Bhasin

Ilya Gurevich

Emmanuel Werthenschlag

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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DATED [●], 2023

BlackRock California Municipal Income Trust

__________________________

PROXY STATEMENT

OF

Saba Capital Management, L.P.

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PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Saba Capital Management, L.P. (“Saba Capital”), Saba Capital Master Fund, Ltd. (“Saba I”), Boaz R. Weinstein (“Mr. Weinstein,” and together with Saba Capital and Saba I, “Saba,” “we,” or “us”) and the Nominees (as defined below) named in Proposal 1(a) (the Nominees together with Saba, the “Participants”), in connection with the solicitation of proxies from the shareholders of BlackRock California Municipal Income Trust, a Delaware Business Trust and closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Fund”).

As a result of what we believe to be the continued poor investment performance of the Fund and its significant corporate governance failures, both of which we elaborate on below, the Fund’s common shares of beneficial interest, par value $0.001 per share (the “Common Shares”) trade at a significant discount to the Fund’s net asset value (“NAV”).1

For these reasons, among others, we have submitted four shareholder proposals (the “Shareholder Proposals”) each of which is aimed at addressing the Fund’s NAV discount through corporate governance reformation and strategic value creation. And because we believe that the Board needs fresh ideas and perspectives to address the Fund’s trading discount and corporate governance issues, we have nominated a slate of highly qualified and independent Nominees for election to the Board, whose election will send a strong message that the Fund’s shareholders are not satisfied with the Fund’s management and their approach to shareholder rights.

We are convinced that NOW is the time to take action to close the Fund’s discount and we urge shareholders to elect the Nominees, who we believe, if elected, would serve the best interests of all shareholders.

We are therefore seeking your support at the upcoming 2023 annual meeting of shareholders, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the “Annual Meeting”), that we believe will be held on [●], 2023 at [●] [a.m./p.m.] (Eastern Time), at [●].

This Proxy Statement and the enclosed GOLD proxy card are first being furnished to the Fund’s shareholders on or about [●], 2023.

Saba is seeking your support at the Annual Meeting with respect to the following proposals (each, a “Proposal” and, collectively, the “Proposals”) and to consider and act upon any other business that may properly come before the Annual Meeting.

_____________________________

1 From December 31, 2021 to May 12, 2023, the Fund’s average discount to NAV was 12.6%. Source: Bloomberg Terminal.

Proposal		Our Recommendation

1(a).	To elect Saba’s slate of three nominees — Ravi Bhasin, Ilya Gurevich and Emmanuel Werthenschlag (each, a “Nominee” and collectively, the “Nominees”) — to serve as Class I trustees and hold office until the Fund’s 2026 annual meeting of shareholders, or until their respective successors are duly elected and qualified.	FOR ALL of the Nominees
1(b).	To elect one Class I trustee to be voted on by the holders of Preferred Shares to the Board, with such individual, if elected, to serve until the Fund’s 2026 annual meeting of shareholders, or until his successor is elected and qualified to serve as a trustee (the “Preferred Shares Nominee”).	No Recommendation
2.	To request that the Board amend the appropriate governing documents of the Fund to give shareholders the right to adopt, alter, and repeal the Bylaws (as defined below).	FOR
3.	To request that the Board declassify the Board so that all trustees are elected on an annual basis starting at the next annual meeting of shareholders.	FOR
4.	To request that the Board take all necessary steps in its power to opt-out of the Delaware Control Share Acquisition Statute.	FOR
5.	To request that the Board take all necessary steps to merge the Fund with and into an existing open-end fund.	FOR
To transact such other business as may properly come before the Annual Meeting.

Based on the Fund’s proxy statement (the “Fund’s Proxy Statement”), the Board is currently comprised of ten trustees divided into three classes. Each class is elected for a term of three years, with the term of one class of trustees expiring at each annual meeting of the shareholders. At the Annual Meeting, three Class I trustees are to be elected by holders of Common Shares and Preferred Shares, voting together as a single class, and another Class I trustee to be elected by holders of Preferred Shares, each for a three-year term expiring at the Fund’s 2026 annual meeting of shareholders.

Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies in support of the election of the Nominees to serve as Class I trustees and the approval of the Shareholder Proposals.

The Fund has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as [●]. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. As of the close of business on the Record Date, the Participants may be deemed to “beneficially own” (such term as used in Schedule 14A within the meaning of Rule 13d-3 or Rule 16a-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)), in the aggregate, [●] Common Shares, including 1,000 shares held in record name, as further described in Annex I. There were [●] Common Shares outstanding as of the Record Date according to the Fund’s Proxy Statement”.

We urge you to sign, date and return the GOLD proxy card “FOR ALL” of the Nominees in Proposal 1(a) and “FOR” each of the Shareholder Proposals. We are making no recommendation on Proposal 1(b). By returning the GOLD proxy card, you are authorizing Saba to vote on your behalf, and if you do not indicate how you would like to vote, your vote will be counted “FOR ALL” of the Nominees in Proposal 1(a), “WITHHOLD” on Proposal 1(b) and to approve each of the Shareholder Proposals (Proposals 2-5).

According to the bylaws of the Fund, effective as of October 28, 2010 (the “Bylaws”) and the Fund’s Proxy Statement, in a contested election of trustees, the qualified nominees receiving the affirmative vote of a plurality of the Common Shares represented in person or by proxy at any meeting of the shareholders at which a quorum is present shall be elected. For all other matters, the affirmative vote of a majority of the Common Shares represented in person or by proxy at any meeting of the shareholders at which a quorum is present and entitled to vote on the subject matter shall be required.

Saba intends to deliver this Proxy Statement and the accompanying Form of GOLD Proxy Card to holders of at least the percentage of the Fund’s voting shares required under applicable law to elect the Nominees in Proposal 1(a) and carry each of the Shareholder Proposals at the Annual Meeting and otherwise intends to solicit proxies or votes from shareholders of the Fund in support of the nominations of the Nominees and the passage of the Shareholder Proposals. This proxy solicitation is being made by Saba and not on behalf of the Board or management of the Fund or any other third party. We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion to the extent allowed by Rule 14a-4(c)(3) under the Exchange Act.

So that shareholders are aware, the Fund is attempting to invalidate Saba’s advisory proposals, claiming that, pursuant to its Bylaws, no shareholder is ever allowed to submit any of the governance or value creation oriented proposals that Saba submitted. Saba believes it submitted the Shareholder Proposals pursuant to and in accordance with the Bylaws that provide that a shareholder of record, which Saba is, may submit business proposals in advance of an annual meeting so long as it complies with the advance notice and disclosure provisions therein. Saba provided the Fund with all Bylaw disclosures necessary to submit the Shareholder Proposals and did so in advance of the Bylaw mandated deadline to submit proposals. More than five weeks after Saba’s submission of the Shareholder Proposals, the Fund sent Saba a letter asserting that the Fund would not allow the Shareholder Proposals to be presented at the Annual Meeting, citing to a provision of the Fund’s organizational documents that the Fund purports to bar all shareholders from ever submitting, pursuant to its Bylaws, any of the governance and value creation oriented proposals submitted by Saba. Saba disagrees with the Fund’s interpretation and believes it and other shareholders had and have the right to submit the Shareholder Proposals and that such proposals were validly submitted pursuant to the Bylaws. Saba reserves its rights and is considering all options in connection with this matter. To the extent the Fund continues to assert that shareholders are not allowed to vote on the Shareholder Proposals and Saba is unsuccessful in any action it may seek and/or decides to forego its right to pursue the presentation of the Shareholder Proposals, the Shareholder Proposals may not be considered at the Annual Meeting and therefore, in such event, any proxies granted to us that voted on the Shareholder Proposals will not have such votes presented on the Shareholder Proposals at the Annual Meeting. For the avoidance of doubt, on such proxies, only the votes pertaining to the Shareholder Proposals will not be presented – all other votes on such proxies, including those pertaining to the nomination of trustees, will be valid and presented at the Annual Meeting.

If you have already voted using the Fund’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Importantly, only the latest validly executed proxy that you submit will be counted. In addition, any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote, including the quorum and voting requirements for the Fund and other information about the proxy materials, see the Questions and Answers section.

We urge you to promptly sign, date and return your GOLD proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom.

Toll free at (877) 972-0090 or collect at (203) 972-9300.

REASONS FOR THIS PROXY SOLICITATION

As the Fund’s largest shareholder, Saba is committed to improving the Fund for the benefit of all shareholders and, to this end, has nominated a slate of highly-qualified and independent Nominees to the Board and submitted the Shareholder Proposals, which are aimed at addressing the Fund’s NAV discount through corporate governance reformation and strategic value creation.

The Fund’s Long-Term Underperformance

Saba believes that the Fund’s discount to NAV results, in part, from significant corporate governance failures, which stifle shareholder rights and entrench trustees.

Apparently, BlackRock2 as shareholder has a different sense of fairness than BlackRock as manager! When BlackRock is the manager, its corporate governance often contradicts the recommendations and advice that BlackRock, a self-proclaimed leader in corporate governance, provides to investors in its annual stewardship guidelines (the “BlackRock Investment Stewardship Guidelines”).3 We provide a brief snapshot below:

Fund Prohibits Shareholders From Amending Bylaws

The Fund does not allow shareholders to amend the Bylaws, despite the fact that, in the BlackRock Investment Stewardship Guidelines, BlackRock clearly states that “shareholders should have the right to vote on key corporate governance matters, including … amendments to the charter/articles/bylaws.” The Fund’s position forces Saba to submit all of its proposals as ‘advisory requests’ to the Board rather than as draft amendments.

In the BlackRock Investment Stewardship Guidelines, BlackRock claims it is so committed to shareholders’ rights to amend bylaws that it may work to pressure companies that have supermajority shareholder vote requirements for amending bylaws to remove the supermajority requirement, in BlackRock’s words, “we think that [a supermajority requirement to amend bylaws] may not be in the best interests of shareholders over the long-term.”

Fund Has a Classified Board

Saba believes that the annual election of all trustees – at one time – encourages board accountability to shareholders, which, in turn, boosts the board’s performance. This view is shared by many proxy advisory firms, institutional investors and large shareholders. This list includes BlackRock – except when it is the manager rather than the shareholder.

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2 All references herein made to “BlackRock” refer to BlackRock, Inc., the parent of BlackRock Advisors, LLC, which serves as the investment manager of the Fund.

3 See https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

In fact, BlackRock, in the BlackRock Investment Stewardship Guidelines, states that, except in certain unspecified circumstances, including with respect to business development companies and closed-end funds, all “directors should be re-elected annually” and “classification of the board [to stagger directors’ elections over multiple years] generally limits shareholders’ rights to regularly evaluate a board’s performance and select directors.”

Again, BlackRock as a shareholder has a different sense of fairness than BlackRock as manager.

Fund Strips Votes from Stock Owned by Certain of Its Shareholders

The Fund has failed to take necessary steps to opt out of the Delaware Control Share Acquisition Statute (the “Statute”), which, Saba believes, is a corporate entrenchment statute that strips voting rights from shareholders.

It is, in our view, quite rich that the BlackRock Investment Stewardship Guidelines explicitly call out boards and directors who “take action to unreasonably limit shareholder rights” when the Fund’s own failure to opt out of the Statute literally strip shareholders of their most fundamental right, the right to vote.

BlackRock Wants to Have Its Cake and Eat It Too

The world’s largest asset manager says one thing as a shareholder and does another as manager. Shareholders should not allow this.

Shareholders should also be aware that the “independent” trustees on this Board also serve as directors on at least 70 BlackRock boards, consisting of at least 100 investment portfolios, in addition to the other professional occupations and responsibilities they have.4 We believe the Board’s independent trustees, whom are each paid as much as $587,500 by the BlackRock-advised funds for their service across all BlackRock boards on which they serve, and the interested Board members, who are employed and presumably compensated directly by BlackRock,5 rubber stamp whatever BlackRock puts in front of them, as we believe it impracticable for appropriate analysis, thought and judgement to be applied by anyone who serves on ~70 boards overseeing ~100 investment portfolios.

In addition to this, shareholders should also know that two of the incumbent Board’s trustees are also employees of BlackRock.

Shareholders Have an Opportunity To Right The Ship

We believe that corporate governance reformation and significant Board refreshment are necessary to reverse the Fund’s trading discount and set it on a path to growth and value creation.

Saba is committed, on behalf of all shareholders, to improving the Board and the corporate governance of the Fund for the benefit of all shareholders. We urge you to join us and support our proposals by voting on the GOLD proxy card today.

The Fund’s Common Shares currently trade at a value significantly less than what the securities held by the Fund are worth.[6] We recommend voting “FOR ALL” three of the Nominees in Proposal 1(a) who, if nominated, will endeavor to close the Fund’s discount to NAV. We believe voting “FOR” each of Proposals 2-4 will help improve the Fund’s corporate governance practices for the benefit of all shareholders. Additionally, we believe voting “FOR” Proposal 5 will help close the Fund’s discount to NAV and unlock shareholder value.

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4 See pages 9 – 13 of the Fund’s 2022 proxy statement.

5 See Appendix A of the Fund’s 2023 preliminary proxy statement.

6 From December 31, 2021 to May 12, 2023, the Fund’s average discount to NAV was 12.6%. Source: Bloomberg Terminal.

PROPOSAL 1: ELECTION OF CLASS I TRUSTEES

According to the Fund’s Proxy Statement, the Board is currently comprised of ten trustees divided into three classes. The members of each class are elected to serve three-year terms with the term of office of each class ending in successive years, and according to the Fund’s Proxy Statement, there will be three Class I trustees elected by holders of Common Shares and Preferred Shares, voting together as a single class, at the Annual Meeting.

We are soliciting proxies to elect the Nominees—Ravi Bhasin, Ilya Gurevich and Emmanuel Werthenschlag—to serve as trustees with a term expiring at the 2026 annual meeting of shareholders (Proposal 1(a)). The Nominees, if elected, would constitute three of ten members, a minority, of the Board. The Participants intend to vote all of their Common Shares in favor of the Nominees.

According to the Fund’s Proxy Statement, holders of Preferred Shares are entitled, as a class, to the exclusion of the holders of all other classes of stock of the Fund, to elect two trustees of the Fund at all times. These trustees are Class I and Class II trustees and are up for election, one per year, in 2023 at the Annual Meeting and 2024, respectively. This year the Preferred Shares Nominee is up for election as the Class I trustee who may be elected by the holders of the Preferred Shares (Proposal 1(b)). We are making no recommendation with respect to Proposal 1(b).

The Nominees, if elected, will serve a three-year term until the 2026 annual meeting of shareholders, or until their successors have been duly elected and qualified. There is no assurance that any of the Fund’s nominees will serve as a trustee if one or more of the Nominees are elected to the Board.

Even if all three of the Nominees are elected, because the Nominees would only represent a minority of the members of the Board, there can be no assurance that they would be able to implement the actions that they believe are necessary to enhance shareholder value without the support of the other members of the Board.

The age and other information related to the Nominees shown below are as of the date of this Proxy Statement.

Nominees:

(1)	(2)	(3)	(4)	(5)	(6)
Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee or Nominee for Trustee	Other Directorships Held by Trustee or Nominee for Trustee
RAVI BHASIN Address c/o Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, New York, New York 10174 Age 50	None	N/A

Ravi Bhasin has been a private investor since 2019. Mr. Bhasin previously served as Senior Product Manager of Uber Money Financial Products at Uber Technologies, Inc. (NYSE: UBER), a multinational transportation technology platform, in 2019. Prior to this, Mr. Bhasin served as a Senior Product Manager of Buyer Fraud Risk at Amazon.com, Inc. (NASDAQ: AMZN), an international online retailer and web service provider, from 2016 to 2018. From 2002 to 2014, Mr. Bhasin worked at American Express Company (NYSE: AXP), a multinational payment and financing services provider, in various capacities, including as a Senior Manager of International Lending Product Management and Delta SkyMiles Small Business Credit Card Portfolio and a Manger of External Direct Mail Acquisitions Marketing. Prior to American Express, Mr. Bhasin served as a Lead Strategist of Strategic Planning Group at Blast Radius, Inc., an advertising agency, from 2000 to 2002. From 1998 until 2000, Mr. Bhasin served as an Assistant Economist at the Federal Reserve Bank of New York. Mr. Bhasin also served as an Analyst and Consultant at Accenture plc (NYSE: ACN), a management and technology consulting services provider, from 1995 until 1998.

				N/A	Mr. Bhasin has not held any directorships during the past five years.

Mr. Bhasin earned a B.A. in Economics and Mathematics from Columbia University.

Mr. Bhasin’s qualifications to serve as a trustee include his decades of experience in the financial services industry and his senior management experience across a diverse mix of large businesses and organizations.

(1)	(2)	(3)	(4)	(5)	(6)
Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee or Nominee for Trustee	Other Directorships Held by Trustee or Nominee for Trustee
ILYA GUREVICH Address c/o Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, New York, New York 10174 Age 51	None	N/A

Ilya Gurevich has served as Principal and Retirement Planner of Northeast Retirement Planning, a retirement planning firm, since 2012. Previously, Mr. Gurevich served as Principal and Trader at Dreadnought Trading, an equity derivatives trading firm, from 2007 until 2012. From 1996 to 2007, Mr. Gurevich served as an equity derivatives trader at various companies.

Mr. Gurevich became a Chess Grandmaster in 1993. In 1990, as an 18-year old, he won the World Junior Chess Championship.

				N/A	Mr. Gurevich has not held any directorships during the past five years.

Mr. Gurevich earned a B.S. in Finance from New York University.

Mr. Gurevich’s qualifications to serve as a trustee include his extensive experience in the investment and finance industries.

(1)	(2)	(3)	(4)	(5)	(6)
Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee or Nominee for Trustee	Other Directorships Held by Trustee or Nominee for Trustee
Emmanuel Werthenschlag Address c/o Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, New York, New York 10174 Age 46	None	N/A

Emmanuel Werthenschlag has served as the Founder, Managing Partner and Art Director of House on Fire, LLC, a consulting and graphic design company, since 2012. Mr. Werthenschlag served as the Director of Marketing and Communication at The Klein Group, LLC, a retail real estate investment company, from 2012 to 2021, as Development Manager Art Director and Partner at Agewize, LLC, an app/website that helps build a mobile circle of caregivers from 2012 to 2015, and as an Art Director at Worth&Chlag and MaisonMère, consulting, motion graphics and graphic design companies based in NY, Paris and Miami, from 2010 to 2013. Prior to this position, Mr. Werthenschlag served as the Chief Executive Officer of VingthuitA, web/app development and design in France, from 2005 to 2010. Prior to this, he served as the Managing Partner and Art Director of Estrella, a French graphic design company, from 2003 to 2006. In addition, from 2005 to 2016, Mr. Werthenschlag served as an art director, creative and development consultant to various companies, including HQ – Creative and Pirovision.

For the past several years, Mr. Werthenschlag has primarily focused on his career as an abstract painter. Based in New York City, Mr. Werthenschlag has exhibited his work in the United States, Europe and Asia. Alongside his Fine Arts career Mr. Werthenschlag still consults on specific projects as a creative director or manages teams of developers for agencies, companies and startups.

				N/A	Mr. Werthenschlag has not held any directorships during the past five years.

Mr. Werthenschlag earned a Bachelor’s degree in Biochemistry from Université Louis Pasteur and a French Diploma of Fine Arts, Painting, Video and Illustration from Ecole Supérieure des Arts Décoratifs.

Mr. Werthenschlag’s qualifications to serve as a trustee includes his entrepreneurial experience, strong analytical skills, and the fresh perspective he will bring to the Board.

The Nominees do not currently hold, and have not at any time held, any position with the Fund. The Nominees do not oversee any portfolios in the Fund’s Fund Complex (as defined in the Investment Company Act of 1940 (the “40 Act”)).

As of the date of this Proxy Statement, the dollar range of the equity securities of the Fund beneficially owned by the Nominees and the aggregate range of equity securities in all funds to be overseen by the Nominees, are as follows:

Name of Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Companies to be Overseen by the Nominee in a Family of Investment Companies
Ravi Bhasin	None	None
Ilya Gurevich	None	None
Emmanuel Werthenschlag	None	None

None of the organizations or corporations referenced above is a parent, subsidiary, or other affiliate of the Fund. We believe that, if elected, the Nominees will be considered independent trustees of the Fund under (i) the pertinent listing standards of the New York Stock Exchange, and (ii) paragraph (a)(1) of Item 407 of Regulation S-K. In addition, we believe that the Nominees are not and will not be “interested persons” of the Fund within the meaning of section 2(a)(19) of the 40 Act.

We refer shareholders to the Fund’s Proxy Statement for the names, background, qualifications and other information concerning the Fund’s trustee nominees. The Fund’s Proxy Statement and form of proxy will become available free of charge on the SEC’s website at www.sec.gov.

Each of the Nominees has entered into a nominee agreement (the “Nominee Agreements”) pursuant to which Saba Capital has agreed to defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by such Nominee in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. If elected or appointed, the Nominees will be entitled to such compensation from the Fund as is consistent with the Fund’s practices for services of non-employee trustees. The Nominees will not receive any compensation from Saba for their services as trustees of the Fund if elected or for any other reason.

The Nominees have agreed to being nominated as nominees in this Proxy Statement and have confirmed their willingness to serve on the Board if elected. We do not expect that the Nominees will be unable to stand for election, but, in the event that a Saba Nominee is unable to or for good cause will not serve, the Common Shares represented by the GOLD proxy card will be voted for a substitute candidate selected by Saba, a right that Saba has reserved in its nomination notice. In the case of any of the foregoing, Saba will give prompt written notice to the Fund if it chooses to nominate any such additional or substitute nominee and Saba will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional person that is required to be disclosed in solicitations for proxies for the election of directors pursuant to Section 14 of the Exchange Act. If Saba determines to add nominees, whether because the Fund expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Saba will supplement this Proxy Statement.

Vote Required.

According to the Bylaws and the Fund’s Proxy Statement, in a contested election of trustees, the qualified nominees receiving the affirmative vote of a plurality of the Common Shares represented in person or by proxy at any meeting of the shareholders at which a quorum is present.

“Withhold” votes and broker non-votes, if any, will have no effect on the outcome of Proposal 1. Because Saba has initiated a contested proxy solicitation, in which more nominees are up for election than there are trustee seats available, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts.

We urge you to sign and return our GOLD proxy card. If you have already voted using the Fund’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

We Recommend a Vote FOR ALL of the Nominees for election at the Annual Meeting on the GOLD proxy card.

PROPOSAL 2: SHAREHOLDER RIGHT TO AMEND BYLAWS

The Fund does not allow shareholders to amend the Bylaws, despite the fact that in the BlackRock Investment Stewardship Guidelines, BlackRock clearly states that “shareholders should have the right to vote on key corporate governance matters, including … amendments to the charter/articles/bylaws.”7 The Fund’s position forces Saba to submit all of its proposals as ‘advisory requests’ to the Board rather than as draft amendments.

In the BlackRock Investment Stewardship Guidelines, BlackRock claims it is so committed to shareholders’ right to amend bylaws that it may work to pressure companies that have supermajority shareholder vote requirements for amending bylaws to remove the supermajority requirement, in BlackRock’s words, “we think that [a supermajority requirement to amend bylaws] may not be in the best interests of shareholders over the long-term.”8 Apparently, BlackRock as shareholder has a different sense of fairness than BlackRock as manager.

Saba is committed, on behalf all shareholders, to improving the corporate governance of the Fund for the benefit of all shareholders. If you wish to have the right to submit bylaw proposals, vote FOR this Proposal 2.

Accordingly, shareholders are being asked to vote on the following resolution on a non-binding, advisory basis:

“RESOLVED, that the shareholders of BlackRock California Municipal Income Trust (the “Fund”) request that the Board of Trustees of the Fund take all necessary steps in its power, subject to its fiduciary duties, to amend the appropriate governing documents of the Fund (including, as applicable, the Agreement and Declaration and Bylaws of Fund) to provide that shareholders of the Fund have the power to adopt, alter, and repeal the Bylaws by the affirmative vote of a majority of the Shares (as such term is defined in the Bylaws) cast.”

The Participants intend to vote all of their Common Shares FOR this Proposal 2.

Vote Required.

According to the Bylaws, the approval of Proposal 2 requires the affirmative vote of a majority of the Common Shares represented in person or by proxy at the Annual Meeting and entitled to vote on the subject matter.

Abstentions will have the same effect as votes “against” Proposal 2, because they represent shares entitled to vote. Broker non-votes, if any, will have no effect on the outcome of Proposal 2, because they are not entitled to vote on the matter. Because Saba has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts.

We Recommend a Vote FOR Proposal 2 on the GOLD proxy card.

_____________________________

7 BlackRock, BlackRock Investment Stewardship: Proxy voting guidelines for U.S. securities, 23 (Jan. 2023).

8 Id. At 21.

PROPOSAL 3: DECLASSIFICATION PROPOSAL

Saba believes that the annual election of all trustees – at one time – encourages board accountability to shareholders, which in turn boosts the board’s performance. This view is shared by many proxy advisory firms, institutional investors and large shareholders, including BlackRock – except when it is the manager rather than the shareholder.

In fact, the BlackRock Investment Stewardship Guidelines, BlackRock states that, except in certain unspecified circumstances, including with respect to business development companies and closed-end funds, all “directors should be re-elected annually” and “classification of the board [to stagger directors’ elections over years] generally limits shareholders’ rights to regularly evaluate a board’s performance and select directors.” 9

For a greater voice in the Fund’s corporate governance and to increase the accountability of the Board to shareholders, Saba urges you to vote FOR this Proposal 3.

Accordingly, shareholders are being asked to vote on the following resolution on a non-binding, advisory basis:

“RESOLVED, that the shareholders of BlackRock California Municipal Income Trust (the “Fund”) request that the Board of Trustees of the Fund take all necessary steps in its power, subject to its fiduciary duties, to declassify the Board so that all trustees are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.”

The Participants intend to vote all of their Common Shares FOR this Proposal 3.

Vote Required.

According to the Bylaws, the approval of Proposal 3 requires the affirmative vote of a majority of the Common Shares represented in person or by proxy at the Annual Meeting and entitled to vote on the subject matter.

Abstentions will have the same effect as votes “against” Proposal 3, because they represent shares entitled to vote. Broker non-votes, if any, will have no effect on the outcome of Proposal 3, because they are not entitled to vote on the matter. Because Saba has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts.

We Recommend a Vote FOR Proposal 3 on the GOLD proxy card.

9 BlackRock, BlackRock Investment Stewardship: Proxy voting guidelines for U.S. securities, 5 (Jan. 2023).

PROPOSAL 4: OPT OUT OF DELAWARE CONTROL SHARE ACQUISITION STATUTE

The Fund has failed to take necessary steps to opt out of the Delaware Control Share Acquisition Statute (the “Statute”) that strip voting rights from shareholders.

It is, in our view, quite rich that the BlackRock Investment Stewardship Guidelines explicitly call out boards and directors who “take action to unreasonably limit shareholder rights” when the Fund’s own failure to opt out of the Statute literally strip shareholders of their most fundamental right, the right to vote.

So that shareholders are aware, on January 21, 2023, the Suffolk County Superior Court in Massachusetts issued a ruling declaring a control share provision that certain Eaton Vance funds relied upon to strip >10% shareholders of their >10% voting rights to be in open violation of the “unambiguous” requirement of Section 18(i) of the 40 Act, which mandates that every share of stock issued by a registered investment company “be a voting stock and have equal voting rights with every other outstanding voting stock.”10

The Massachusetts court’s decision followed a summary judgement ruling by the United States District Court for the Southern District of New York in a separate case focused on the legality of a control share provision. In that case, the court stated in no uncertain terms that “it is hereby declared that the control share amendment violates Section 18(i) of the Investment Company Act of 1940.”11

Saba encourages shareholders who care about voting rights, which are at the very core of a functioning shareholder democracy, and who don’t want the Fund to be engaging in legally questionable practices, to vote FOR this Proposal 4.

Accordingly, shareholders are being asked to vote on the following resolution on a non-binding, advisory basis:

“RESOLVED, that the shareholders of BlackRock California Municipal Income Trust (the “Fund”) request that the Board of Trustees of the Fund take all necessary steps in its power (including by way of amending the appropriate governing documents of the Fund), subject to its fiduciary duties, to opt-out of the Delaware Control Share Acquisition Statute under § 3881-3888 of the Delaware Statutory Trust Act, which, if a board of trustees does not take steps to opt out of, strips voting rights from certain shareholders.”

The Participants intend to vote all of their Common Shares FOR this Proposal 4.

Vote Required.

According to the Bylaws, the approval of Proposal 4 requires the affirmative vote of a majority of the Common Shares represented in person or by proxy at the Annual Meeting and entitled to vote on the subject matter.

Abstentions will have the same effect as votes “against” Proposal 4, because they represent shares entitled to vote. Broker non-votes, if any, will have no effect on the outcome of Proposal 4, because they are not entitled to vote on the matter. Because Saba has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts.

We Recommend a Vote FOR Proposal 4 on the GOLD proxy card.

10 Eaton Vance Senior Income Trust vs. Saba Capital Master Fund, Ltd., No. 2084CV01533-BLS2 (Mass. Super. Ct. Jan. 21, 2023).

11 Saba Capital CEF Opportunities 1, LTD., et al v. Nuveen Floating Rate Income Fund, 21-CV-327 (JPO) (S.D.N.Y. Feb. 17, 2022).

PROPOSAL 5: MERGER WITH OPEN-END FUND PROPOSAL

Saba believes that the Fund’s steeply discounted price (compared to its net asset value) is proof that the market has lost faith in BlackRock’s ability to create shareholder value. Further, Saba believes that the Board has not done enough to address the Fund’s poor performance or its discount price. Shareholders should have the opportunity to realize a price for their shares at their true value.

Shareholders should have the opportunity to realize a price for their Common Shares that is, at the very least, close to NAV. Merging the Fund into an existing open-end fund could achieve this and other benefits, benefits that BlackRock itself has previously expressed public support for. BlackRock, in a previous public filing made in connection with a merger of BlackRock New York Municipal Bond Trust, a closed-end fund, into BlackRock New York Municipal Opportunities Fund, an open-end fund, went on record stating that the merger could provide a boost for shareholders, as they “may benefit from (i) the ability to achieve liquidity for their common shares at net asset value …, (ii) the combination of the [closed-end fund]’s assets with the significantly larger asset base of the [open-end fund], and (iii) the lower expense ratio of the Combined Fund following the Merger.”

To unlock shareholder value, Saba encourages shareholders to request that the Board authorize a merger of the Fund into an existing open-end fund, by voting FOR this Proposal 5.

Accordingly, shareholders are being asked to vote on the following resolution on a non-binding, advisory basis:

“RESOLVED, that the shareholders of BlackRock California Municipal Income Trust (the “Fund”) request that the Board of Trustees of the Fund, take all necessary steps to merge the Fund with and into an existing open-end fund.”

The Participants intend to vote all of their Common Shares FOR this Proposal 5.

Vote Required.

According to the Bylaws, the approval of Proposal 5 requires the affirmative vote of a majority of the Common Shares represented in person or by proxy at the Annual Meeting and entitled to vote on the subject matter.

Abstentions will have the same effect as votes “against” Proposal 5, because they represent shares entitled to vote. Broker non-votes, if any, will have no effect on the outcome of Proposal 5, because they are not entitled to vote on the matter. Because Saba has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts.

We Recommend a Vote FOR Proposal 5 on the GOLD proxy card.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Shares at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold their Common Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Common Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Common Shares after the Record Date (unless they also transfer their voting rights as of the Record Date).

How do I vote my shares?

Common Shares held in record name. If your Common Shares are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of Common Shares will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Common Shares beneficially owned or held in “street” name. If you hold your Common Shares in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the Common Shares that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote FOR the Nominees and FOR each of the Shareholder Proposals. Please follow the instructions to vote provided on the enclosed GOLD voting instruction form. If your broker, bank, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to Saba@investor-com.com or mailing them to Saba Capital Management, L.P., c/o InvestorCom, 19 Old Kings Highway S., Suite 130, Darien, CT 06820, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Common Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, FOR Saba’s Nominees, WITHHOLD on Proposal 1(b) and FOR each of the Shareholder Proposals.

How should I vote on the Proposals?

We recommend that you vote your shares on the GOLD proxy card as follows:

“FOR ALL” three of the Nominees standing for election to the Board named in this Proxy Statement (Proposal 1(a));

“FOR” the proposal to request that the Board amend the appropriate governing documents of the Fund to provide that shareholders of the Fund have the power to adopt, alter, and repeal the Bylaws by the affirmative vote of a majority of the Shares (as such term is defined in the Bylaws) cast (Proposal 2);

“FOR” the proposal to request that the Board declassify the Board so that all trustees are elected on an annual basis starting at the next annual meeting of shareholders (Proposal 3);

“FOR” the proposal to request that the Board take all necessary steps in its power (including by way of amending the appropriate governing documents of the Fund) to opt-out of the Delaware Control Share Acquisition Statute (Proposal 4); and

“FOR” the proposal to request that the Board conduct quarterly tender offers for a minimum of 10% of the outstanding Common to request that the Board take all necessary steps to merge the Fund with and into an existing open-end fund (Proposal 5).

We are making no recommendation with respect to the Preferred Shares Nominee standing for election to the Board (Proposal 1(b)).

Each Proposal is a separate proposal. You may vote on each separately and in accordance with your discretion.

How many shares must be present to hold the Annual Meeting?

According to the Bylaws and the Fund’s Proxy Statement, the holders of a majority of the Common Shares entitled to vote on any matter at a meeting present in person or by proxy shall constitute a quorum at the Annual Meeting. Abstentions and broker non-votes, if any, are treated as votes present for purposes of determining a quorum. Because Saba has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts. For more information on broker non-votes, see “What are “broker non-votes” and what effect do they have on the proposals?” below.

What vote is needed to approve the Proposals?

Proposal 1 – Election of Class I Trustees. According to the Bylaws and the Fund’s Proxy Statement, in a contested election of trustees, the qualified nominees receiving the plurality vote of the Common Shares represented in person or by proxy at any meeting of the shareholders at which a quorum is present. “Withhold” votes and broker non-votes, if any, will have no effect on the outcome of Proposal 1. Because Saba has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts.

THE ONLY WAY TO SUPPORT ALL OF THE NOMINEES FOR ELECTION AT THE ANNUAL MEETING IS TO SUBMIT YOUR VOTING INSTRUCTIONS “FOR ALL” THREE OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD. PLEASE DO NOT SIGN OR RETURN A WHITE PROXY CARD FROM THE FUND, EVEN IF YOU INSTRUCT TO “WITHHOLD” YOUR VOTES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE GOLD PROXY CARD.

Proposals 2-5 – The Shareholder Proposals. According to the Bylaws, the approval of each of the Shareholder Proposals requires the affirmative vote of a majority of the Common Shares represented in person or by proxy at the Annual Meeting and entitled to vote on the subject matter. Abstentions will have the same effect as votes “against” the Shareholder Proposals, because they represent shares entitled to vote. Broker non-votes, if any, will have no effect on the outcome of the Shareholder Proposals, because they are not entitled to vote on the matter. Because Saba has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts.

What are “broker non-votes” and what effect do they have on the Proposals?

Generally, broker non-votes occur when shares held by a broker, bank or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from you, as the beneficial owner of such shares with respect to that proposal, the brokerage firm cannot vote such shares on that proposal unless it is a “routine” matter. Under the rules and interpretations of the New York Stock Exchange, if you receive proxy materials from or on behalf of both Saba and the Fund, brokers, banks and other nominees will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. Because Saba has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Saba. As a result, there will be no broker non-votes by such banks, brokers or other nominees with respect to such accounts. If you do not submit any voting instructions to your broker, bank or other nominee with respect to such accounts, your shares in such accounts will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.

What should I do if I receive a proxy card from the Fund?

You may receive proxy solicitation materials from the Fund, including an opposition proxy statement and a white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Fund or any other statements that it may otherwise make.

We recommend that you discard any proxy card or solicitation materials that may be sent to you by the Fund. Voting “WITHHOLD” on its white proxy card is not the same as voting for the Nominees or the Shareholder Proposals because a withhold vote on the Fund’s white proxy card will revoke any previous voting instructions that you submitted. If you have already voted using the Fund’s white proxy card, you have every right to change your vote by using the enclosed GOLD proxy card by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom. Shareholders may call toll free at (877) 972-0090 or collect at (203) 972-9300.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided or signing, dating and returning a white proxy card (the latest dated proxy is the only one that counts);

•	delivering a written revocation to the secretary of the Fund; or

•	attending the Annual Meeting and voting by ballot in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own Common Shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke any previously submitted proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting in the form of a “legal proxy” issued in your name from the bank, broker or other nominee that holds your shares. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

IF YOU HAVE ALREADY VOTED USING THE FUND’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Fund, we request that a copy of any revocation be mailed to Saba Capital Management, L.P., c/o InvestorCom, 19 Old Kings Highway S., Suite 130, Darien, CT 06820, so that we will be aware of all revocations.

Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person or by advertisements. Saba will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Saba will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Common Shares they hold of record. Saba will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Saba will also participate in the solicitation of proxies in support of the Nominees and the Shareholder Proposals. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Saba has retained InvestorCom to provide solicitation and advisory services in connection with this solicitation. InvestorCom will be paid a fee not to exceed $[●] based upon the campaign services provided. In addition, Saba will advance costs and reimburse InvestorCom for reasonable out-of-pocket expenses and will indemnify InvestorCom against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that InvestorCom will employ approximately [●] persons to solicit the Fund’s shareholders as part of this solicitation. InvestorCom does not believe that any of its owners, managers, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation.

The entire expense of soliciting proxies is being borne by Saba. Costs of this proxy solicitation are currently estimated to be approximately $[●]. We estimate that through the date hereof, Saba’s expenses in connection with the proxy solicitation are approximately $[●]. If successful in its proxy solicitation through the election of the Nominees listed in Proposal 1(a) or the passage of any of the Shareholder Proposals, Saba may seek reimbursement of these costs from the Fund. For the avoidance of doubt, such reimbursement is not guaranteed. In the event that Saba decides to seek reimbursement of its expenses, Saba does not intend to submit the matter to a vote of the Fund’s shareholders. The Board, which will consist of the three Nominees, if elected, and seven incumbent trustees of the Fund, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Fund and its shareholders.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. Some banks and brokers with account holders who are shareholders of the Fund may be householding our proxy materials.

A single copy of this Proxy Statement (and of the Fund’s Proxy Statement and Semi-Annual Report) will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from one or more of the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to the Fund at [●], or by calling toll free at 1-800-882-0052. Shareholders who currently receive multiple copies of this Proxy Statement at their address and would like to request householding of their communications should contact their bank or broker.

Because Saba has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are shareholders of the Fund will not be householding our proxy materials.

Where can I find additional information concerning the Fund?

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Fund’s definitive proxy statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Fund beneficially owned by the Fund’s trustees, nominees and management; the Fund’s investment manager and administrator; the Audit Committee of the Board; certain shareholders’ beneficial ownership of more than 5% of the Fund’s voting securities; information concerning the Fund’s trustees who are not up for election at the Annual Meeting; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and trustee nominations intended for consideration at the 2024 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meetings. We take no responsibility for the accuracy or completeness of any information that we expect to be contained in the Fund’s definitive proxy statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Fund has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.edgar.sec.gov. The Edgar file number for the Fund is 811-10331.

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

Saba Capital Management, L.P.
Saba Capital Master Fund, Ltd.
Boaz R. Weinstein Ravi Bhasin Ilya Gurevich Emmanuel Werthenschlag

[●], 2023

ANNEX I: INFORMATION ON THE PARTICIPANTS

Beneficial Ownership and Other Information

This proxy solicitation is being made by the Participants. As of the date of this Proxy Statement, the Participants may be deemed to “beneficially own” (such term as used in Schedule 14A within the meaning of Rule 13d-3 or Rule 16a-1 under the Exchange Act for the purposes of this Annex I) [4,187,195] Common Shares in the aggregate, representing [13.74%] of the outstanding Common Shares. The percentage used herein is based upon 30,471,902 Common Shares outstanding as of January 31, 2023, as disclosed in the Semi-Annual Report. Of the [4,187,195] Common Shares owned in the aggregate by the Participants, such Common Shares may be deemed to be beneficially owned as follows: (a) [4,187,195] Common Shares (including 1,000 Common Shares held in record name by Saba I) may be deemed to be beneficially owned by Saba Capital by virtue of its status as the investment manager of various funds and accounts, such funds and accounts, the (“Saba Entities”); and (b) [4,187,195] Common Shares (including 1,000 Common Shares held in record name by Saba I) may be deemed to be beneficially owned by Mr. Weinstein by virtue of his status as the principal of Saba.

As of the date of this Proxy Statement, none of the Nominees beneficially own any Common Shares or any other securities of the Fund.

The principal business of Saba Capital is to serve as investment manager to the Saba Entities. The principal business of Saba I is to serve as a private investment fund. The principal business of Mr. Weinstein is investment management and serving as the principal of Saba Capital. The principal business of the Saba Entities is to invest in securities.

The business address of each member of Saba and the Saba Entities is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

The principal occupation and business address of each of the Nominees are disclosed in the section of this Proxy Statement titled “PROPOSAL 1: ELECTION OF CLASS I TRUSTEES”.

Unless otherwise noted as shares held in record name by the Saba Entities, the Common Shares held by the Saba Entities are held in commingled margin accounts, which may extend margin credit to such parties from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein since margin may have been attributed to such other securities and since margin used is not disclosed on an individual per-security basis.

Except as set forth in this Proxy Statement (including the Appendices hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant and no associate or “Immediate Family Member” (as defined in Item 22 of Schedule 14A under the Exchange Act (“Item 22”)) of any Participant, is a record owner or direct or indirect beneficial owner of any securities of the Fund, any parent or subsidiary of the Fund, any investment adviser, principal underwriter, or “Sponsoring Insurance Company” (as defined in Item 22) of the Fund, or in any registered investment companies overseen or to be overseen by the Participant within the same “Family of Investment Companies” (as defined in Item 22) that directly or indirectly controls, is controlled by or is under common control with an investment adviser, principal underwriter, or Sponsoring Insurance, or affiliated person of the Fund; (iii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Fund which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Fund or the Fund’s investment adviser during the past two years, nor from either entity’s “Parents” or “Subsidiaries” (as defined in Item 22); (v) no Participant has any “family relationship” for the purposes of Item 22 whereby a family member is an “Officer” (as defined in Item 22), director (or person nominated to become an Officer or director), employee, partner, or copartner of the Fund, the Fund’s investment adviser and/or a principal underwriter of any of the foregoing, or any Subsidiary or other potential affiliate of any of the foregoing; (vi) no part of the purchase price or market value of the securities of the Fund owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vii) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Fund, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (viii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Fund; (ix) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Fund; (x) during the last five years, no Nominee has had any arrangement or understanding with any other person pursuant to which he was selected to be a nominee for election as a trustee to the Fund other than the Nominee Agreements described herein; (xi) no Participant and no Immediate Family Member of any Participant in this solicitation or any of his or its associates was a party to, or had a direct or indirect material relationship in, any transaction or series of similar transactions since the beginning of the Fund’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions in which the amount involved exceeds $120,000 and for which any of the following was or is a party: (a) the Fund or any of its subsidiaries; (b) an Officer of the Fund; (c) an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 40 Act, having the same investment adviser, principal underwriter, or Sponsoring Insurance Company as the Fund or having an investment adviser, principal underwriter, or Sponsoring Insurance Company that directly or indirectly controls, is controlled by or is under common control with the investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; (d) an investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person of the Fund; (e) any Officer or any person directly or indirectly controlling, controlled by, or under common control with any investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person of the Fund; (f) an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; or (g) an Officer of a person directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; (xii) during the last five years, no Participant and no Immediate Family Member of any Participant has had a position or office with: (a) the Fund; (b) an investment company, or a person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and 3(c)(7) of the 40 Act, having the same investment adviser, principal underwriter, or Sponsoring Insurance Company as the Fund or having an investment adviser, principal underwriter, or Sponsoring Insurance Company that directly or indirectly controls, is controlled by, or is under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; or (c) an investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person (xiii) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Fund or its affiliates, or with respect to any future transactions to which the Fund or any of its affiliates will or may be a party; (xiv) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xv) there are no material pending legal proceedings to which any Nominee or any of his or its associates is a party adverse to the Fund or, to the best of Saba’s knowledge after reasonable investigation, any affiliated person of the Fund, nor does any Nominee have a material interest in such proceedings that is adverse to the Fund or, to the best of the Saba’s knowledge after reasonable investigation, any affiliated person of the Fund; (xvi) since the beginning of the last two completed fiscal years, no Participant (and no Immediate Family Member of a Participant) has served on the board of directors or trustees of a company or trust where an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund, or any person directly or indirectly controlling, controlled by, or under common control with any of those, serves on the board of directors or trustees; and (xvii) no Participant has withheld information that is required to be disclosed under the following Items under Regulation S-K under the Exchange Act: Item 401(f) with respect to involvement in certain legal proceedings, Item 401(g) with respect to promoters and control persons, and Item 405 with respect to beneficial ownership and required filings.

Transactions by the Participants with respect to the Fund’s securities

The following tables set forth all transactions effected during the past two years by Saba, by virtue of Saba Capital’s direct and indirect control of the Saba Entities, with respect to securities of the Fund. The Common Shares reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Common Shares:

Saba Capital, in its capacity as investment manager of the Saba Entities (including Saba I)

Date	Side	Common Shares	Date	Side	Common Shares
5/25/2021	Sell	(17,108)	9/1/2022	Buy	30,043
5/27/2021	Sell	(52)	10/7/2022	Buy	13,383
5/28/2021	Sell	(50,075)	10/14/2022	Buy	100
6/1/2021	Sell	(10,989)	10/18/2022	Buy	3,709
6/2/2021	Sell	(17,531)	10/19/2022	Buy	20,501
10/29/2021	Sell	(1,026)	10/20/2022	Buy	33,516
11/2/2021	Sell	(9,252)	10/21/2022	Buy	600
11/4/2021	Sell	(697)	10/24/2022	Buy	43,530
12/14/2021	Sell	(100)	11/1/2022	Buy	13,092
12/30/2021	Sell	(4,703)	11/2/2022	Buy	79,097
12/31/2021	Sell	(22,361)	11/3/2022	Buy	6,530
3/21/2022	Buy	2,010	11/9/2022	Buy	252,938
3/22/2022	Buy	3,369	11/11/2022	Buy	11,287
3/23/2022	Buy	2,304	11/15/2022	Buy	21,815
4/6/2022	Buy	6,650	11/16/2022	Buy	2,690
4/18/2022	Buy	6,027	11/17/2022	Buy	9,785
4/19/2022	Buy	9,525	11/18/2022	Buy	500,000
4/20/2022	Buy	22,225	11/29/2022	Buy	8,600
4/22/2022	Sell	(14,815)	11/30/2022	Buy	14,244
5/3/2022	Buy	6,832	12/2/2022	Buy	105,008
5/31/2022	Buy	17,763	12/5/2022	Buy	642,650
6/3/2022	Buy	66,788	12/6/2022	Buy	11,479
6/6/2022	Buy	11,387	12/7/2022	Buy	520,000
6/7/2022	Buy	36,012	3/2/2023	Buy	71,453
6/9/2022	Buy	29,869	3/21/2023	Buy	54,414
6/10/2022	Buy	68,042	3/22/2023	Buy	32,479
6/21/2022	Buy	12,443	3/23/2023	Buy	27,924
7/11/2022	Buy	2,280	3/24/2023	Buy	51,144
7/12/2022	Buy	1,995	3/28/2023	Buy	26,517
7/13/2022	Buy	13,665	3/29/2023	Buy	185,610
7/21/2022	Buy	7,073	4/3/2023	-	3*
7/22/2022	Buy	46,881	4/4/2023	Buy	15,288
7/25/2022	Buy	1,400	4/5/2023	Buy	66,512
7/27/2022	Buy	17,511	4/6/2023	Buy	9,210
7/28/2022	Buy	16,881	4/14/2023	Buy	25,908
8/2/2022	Buy	3,171	4/17/2023	Buy	5,400
8/3/2022	Buy	8,457	4/18/2023	Buy	25,694
8/4/2022	Buy	155	4/19/2023	Buy	18,829
8/5/2022	Buy	24,078	4/28/2023	Buy	38,783
8/10/2022	Buy	18,044	5/4/2023	Buy	300,439
8/12/2022	Buy	14,328	5/5/2023	Buy	116,015
8/15/2022	Buy	40,507	5/8/2023	Buy	19,758
8/16/2022	Buy	14,136	5/9/2023	Buy	896
8/17/2022	Buy	23,169	5/10/2023	Buy	18,138
8/25/2022	Buy	5,013
8/26/2022	Buy	8,349
8/30/2022	Buy	1,004
8/31/2022	Buy	1,815

* Represents share dividend.

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your vote “FOR” the Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GOLD voting instruction form to be issued representing your shares.

By returning the GOLD proxy card, you are authorizing Saba to vote on your behalf, and if you do not indicate how you would like to vote, your vote will be counted “FOR ALL” of the Nominees in Proposal 1(a), “WITHHOLD” on Proposal 1(b) and to approve each of the Shareholder Proposals (Proposals 2-5).

After signing the enclosed GOLD proxy card, DO NOT SIGN OR RETURN THE FUND’S WHITE PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed, dated and returned a white proxy card to the Fund, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Fund by signing, dating and mailing the enclosed GOLD proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to the secretary of the Fund or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your shares, please contact our proxy solicitor:

19 Old Kings Highway S., Suite 130 Darien, CT 06820 Shareholders Call Toll-Free at: (877) 972-0090 E-mail: Saba@investor-com.com

PRELIMINARY COPY SUBJECT TO COMPLETION

Form of GOLD Proxy Card

BlackRock California Municipal Income Trust

Proxy Card for 2023 Annual Meeting of Shareholders (the “Annual Meeting”)

THIS PROXY SOLICITATION IS BEING MADE BY SABA CAPITAL MANAGEMENT, L.P. (“SABA CAPITAL”), SABA CAPITAL MASTER FUND, LTD., Boaz R. Weinstein AND THE INDIVIDUALS NAMED IN PROPOSAL 1(a)

THE BOARD OF TRUSTEES (THE “BOARD”) OF BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST IS NOT SOLICITING THIS PROXY

The undersigned appoints Michael D’Angelo, Paul Kazarian, Eleazer Klein, Pierre Weinstein and John Grau and each of them, attorneys and agents with full power of substitution to vote all common shares of BlackRock California Municipal Income Trust, a Delaware Business Trust and a closed-end management investment company registered under the Investment Fund Act of 1940, as amended (the “Fund”), that the undersigned would be entitled to vote at the Annual Meeting, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority, subject to applicable law, as to any and all other matters that may properly come before the meeting or any adjournment, postponement, or substitution thereof that are unknown to us a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

If this proxy is signed, dated and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR ALL” of the nominees in Proposal 1(a) (the “Nominees”), “WITHHOLD” on Proposal 1(b), “FOR” Proposal 2, “FOR” Proposal 3, “FOR” Proposal 4 and “FOR” Proposal 5. A vote “against” Saba’s Nominees will not have the same effect as a vote “for” the Fund’s nominee. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

INSTRUCTIONS: FILL IN VOTING BOXES “☐” IN BLACK OR BLUE INK

We recommend that you vote “FOR ALL” of the Nominees in Proposal 1(a):

Proposal 1(a) – Election at the Annual Meeting of the individuals nominated by Saba Capital.

Nominees: Ravi Bhasin Ilya Gurevich Emmanuel Werthenschlag	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
	❑	❑	❑

(INSTRUCTIONS: To withhold authority to vote for any individual Nominee, mark the “For All Except” box above and write the name of the nominee(s) from which you wish to abstain in the space provided below.)

We make no recommendation on Proposal 1(b):

Proposal 1(b) – Election by the holders of preferred shares at the Annual Meeting of the individual nominated by the Fund (the “Preferred Shares Nominee”).

2023 Preferred Shares Nominee	FOR	WITHHOLD
	❑	❑

Abstentions will be treated as shares that are present and entitled to vote and will count as votes against the proposals below.

We recommend that you vote “FOR” Proposal 2:

Proposal 2 – To request that the Board amend the appropriate governing documents of the Fund to give shareholders the right to adopt, alter, and repeal the bylaws of the Fund.

FOR	ABSTAIN	AGAINST
❑	❑	❑

We recommend that you vote “FOR” Proposal 3:

Proposal 3 – To request that the Board declassify the Board so that all trustees are elected on an annual basis starting at the next annual meeting of shareholders.

FOR	ABSTAIN	AGAINST
❑	❑	❑

We recommend that you vote “FOR” Proposal 4:

Proposal 4 – To request that the Board take all necessary steps in its power to opt-out of the Delaware Control Share Acquisition Statute.

FOR	ABSTAIN	AGAINST
❑	❑	❑

We recommend that you vote “FOR” Proposal 5:

Proposal 5 – To request that the Board take all necessary steps to merge the Fund with and into an existing open-end fund.

FOR	ABSTAIN	AGAINST
❑	❑	❑

* As disclosed in the Proxy Statement, to the extent the Fund continues to assert that shareholders are not allowed to vote on proposals 2-5 (the “Shareholder Proposals”) and Saba is unsuccessful in any action it may seek and/or decides to forego its right to pursue the presentation of the Shareholder Proposals, the Shareholder Proposals may not be considered at the Annual Meeting and therefore, in such event, any proxies granted to us that voted on the Shareholder Proposals will not have such votes presented on the Shareholder Proposals at the Annual Meeting. For the avoidance of doubt, on such proxies, only the votes pertaining to the Shareholder Proposals will not be presented – all other votes on such proxies, including those pertaining to the nomination of trustees, will be valid and presented at the Annual Meeting.

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.